                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   _________
                                  FORM 10-KSB*

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000
     OR
[_] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                                   _________

                       Commission file number ___________
                                   _________

                         Paradigm Bancorporation, Inc.
          (Name of small business issuer as specified in its charter)

                 TEXAS                                       76-0522891
    (State or other jurisdiction of                       (I.R.S. Employer
    incorporation or organization)                       Identification No.)

                          3934 FM 1960 West, Suite 330
                              Houston, Texas 77068
          (Address of principal executive offices including zip code)

                                 (832) 249-7650
              (Registrant's telephone number, including area code)
                                   _________

          Securities registered pursuant to Section 12(b) of the Act:
                                      None

          Securities registered pursuant to Section 12(g) of the Act:
                                      None
                                   _________

     * This Annual Report on Form 10-KSB is being filed in accordance with Rule 15d-2 of the Securities Exchange Act of 1934 and contains only the consolidated financial statements of Paradigm Bancorporation, Inc. for the fiscal year ended December 31, 2000 as required by the Rule.

     Check whether the issuer (1) has filed all reports required to be filed by
Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ___ No X .
                      ---

     Check if disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

     The issuer's revenues for the fiscal year ended December 31, 2000 were $19,529,160.

     As of April 10, 2001, the aggregate market value of the voting and non-voting common equity of the issuer held by non-affiliates, based on the most recent price at which the common equity was sold, was approximately $6.6 million.

     As of April 10, 2001, the number of outstanding shares of the issuer's common stock was 2,375,000.

                   Documents Incorporated by Reference:  None

     Transitional Small Business Disclosure Format (Check one): Yes___  No  X
                                                                           ---

     This Annual Report on Form 10-KSB is being filed by Paradigm Bancorporation, Inc., a Texas corporation ("Paradigm"), pursuant to Rule 15d-2 of the Securities Exchange Act of 1934, as amended. Paradigm and Paradigm Capital Trust II, a Delaware statutory business trust ("Capital Trust II"), filed a Registration Statement on Form SB-2 with the Securities and Exchange Commission (Registration Nos. 333-46364 and 333-46364-01) which became effective on February 14, 2001. The Form SB-2 did not contain Paradigm's certified financial statements for the fiscal year ended December 31, 2000. Accordingly, as contemplated by Rule 15d-2, this Annual Report on Form 10-KSB contains only the consolidated financial statements of Paradigm for the fiscal year ended December 31, 2000. Separate financial statements for Capital Trust II are not included in this Annual Report on Form 10-KSB. Paradigm and Capital Trust II do not consider separate financial statements to be material to holders of the Floating Rate Cumulative Trust Preferred Securities ("Trust Preferred Securities") of Capital Trust II because Capital Trust II is wholly-owned by Paradigm, has no independent operations, is not engaged and does not propose to engage in any activity other than holding as trust assets the junior subordinated debentures of Paradigm and issuing Trust Preferred Securities and common securities and Paradigm has fully and unconditionally guaranteed Capital Trust II's obligations with respect to the Trust Preferred Securities.

                                 C 0 N T E N T S

                                                                      Page
                                                                      ----
Independent Auditor's Report.........................................    2

Consolidated Statements of Condition.................................    3

Consolidated Statements of Income....................................    4

Consolidated Statements of Changes in Stockholders' Equity...........    5

Consolidated Statements of Cash Flows................................    6

Notes to Consolidated Financial Statements........................... 7-27

                         INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Paradigm Bancorporation, Inc.
Houston, Texas

We have audited the accompanying consolidated statements of condition of Paradigm Bancorporation, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Paradigm Bancorporation, Inc. and Subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ Harper & Pearson Company

Houston, Texas
March 16, 2001

                                  PARADIGM BANCORPORATION, INC. AND SUBSIDIARIES
                                            Consolidated Statements of Condition
                                                      December 31, 2000 and 1999
--------------------------------------------------------------------------------

                                 ASSETS                                  2000             1999
                                                                     -------------    -------------
Cash and due from banks                                              $  15,768,594    $  20,314,386
Federal funds sold                                                              --        6,225,000
                                                                     -------------    -------------
   Total cash and cash  equivalents                                     15,768,594       26,539,386

Interest-bearing deposits in financial institutions                      1,479,000        5,041,000
Securities available for sale                                           27,767,213       29,796,651
Securities to be held to maturity                                       18,983,049       21,444,771
Texas Independent Bankers' Association stock                                50,000           50,000
Federal Home Loan Bank stock                                               350,600          328,600

Loans                                                                  133,468,253      111,244,178
     Less allowance for credit losses                                   (1,136,068)        (679,791)
                                                                     -------------    -------------
     Loans, net                                                        132,332,185      110,564,387

Accrued interest receivable                                              1,743,799        1,496,335
Goodwill, net                                                            3,434,426        3,928,076
Premises and equipment, net                                             11,406,558        9,957,565
Other real estate owned                                                    450,331          541,743
Other assets                                                             1,538,682        1,158,900
                                                                     -------------    -------------
   Total Assets                                                      $ 215,304,437    $ 210,847,414
                                                                     =============    =============
             LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
     Deposits:
        Noninterest-bearing                                          $  69,808,920    $  64,953,124
        Interest-bearing, savings                                       56,177,248       63,677,799
        Interest-bearing, certificates of deposit                       62,018,694       53,411,471
                                                                     -------------    -------------
   Total Deposits                                                      188,004,862      182,042,394

     Due to former shareholders                                          1,305,644        6,653,151
     Federal funds purchased                                             1,500,000               --
     Accrued interest payable                                              596,922          433,344
     Other liabilities                                                   1,515,730        1,345,747
                                                                     -------------    -------------
     Total Liabilities                                                 192,923,158      190,474,636
                                                                     -------------    -------------
Commitments and Contingencies

Company obligated mandatorily redeemable trust preferred
     securities of subsidiary trust                                      5,125,000        5,125,000
                                                                     -------------    -------------
Stockholders' Equity
     Preferred stock, $10 par value, 10,000,000 shares authorized,
          1 share issued and outstanding                                        10               10
     Common stock, $1 par value, 25,000,000 shares authorized,
          2,375,000 shares issued and outstanding                        2,375,000        2,375,000
     Capital surplus                                                    10,793,381       10,793,381
     Retained earnings                                                   3,798,809        2,280,423
     Accumulated other comprehensive income (loss)                         289,079         (201,036)
                                                                     -------------    -------------
     Total Stockholders' Equity                                         17,256,279       15,247,778
                                                                     -------------    -------------
     Total Liabilities and Stockholders' Equity                      $ 215,304,437    $ 210,847,414
                                                                     =============    =============

See accompanying notes.

                                  PARADIGM BANCORPORATION, INC. AND SUBSIDIARIES
                                               Consolidated Statements of Income
                                          Years Ended December 31, 2000 and 1999
--------------------------------------------------------------------------------

                                                                      2000          1999
                                                                   -----------   -----------
INTEREST INCOME
     Interest and fees on loans                                    $12,305,494   $ 5,723,185
     Investment securities                                           3,203,720     1,859,763
     Federal funds sold                                                261,947       230,514
                                                                   -----------   -----------
       Total Interest Income                                        15,771,161     7,813,462

INTEREST EXPENSE
     Deposits and debt                                               5,064,978     2,597,076
                                                                   -----------   -----------

NET INTEREST INCOME                                                 10,706,183     5,216,386

PROVISION FOR CREDIT LOSSES                                            701,000       309,494
                                                                   -----------   -----------

NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES               10,005,183     4,906,892
                                                                   -----------   -----------

NON INTEREST INCOME
     Customer service fees                                           3,499,740     1,922,360
     Gain on sale of securities                                        105,000       184,917
     Other income                                                      153,259       170,856
                                                                   -----------   -----------
       Total Non Interest Income                                     3,757,999     2,278,133
                                                                   -----------   -----------

NON INTEREST EXPENSES
     Salaries and employee benefits                                  5,035,514     2,744,865
     Net occupancy expense                                             994,311       469,177
     Outside service fees                                            1,360,916     1,050,610
     Depreciation and amortization                                     915,752       365,601
     Minority interest expense, company obligated mandatorily
       redeemable trust preferred securities of subsidiary trust       531,719            --
     Other expenses                                                  1,654,022       726,990
                                                                   -----------   -----------
       Total Non Interest Expenses                                  10,492,234     5,357,243
                                                                   -----------   -----------

NET INCOME BEFORE INCOME TAX EXPENSE                                 3,270,948     1,827,782

INCOME TAX EXPENSE                                                   1,040,349       103,775
                                                                   -----------   -----------

CONSOLIDATED NET INCOME                                            $ 2,230,599   $ 1,724,007
                                                                   ===========   ===========

CONSOLIDATED BASIC AND DILUTED EARNINGS PER SHARE                  $      0.94   $      1.11
                                                                   ===========   ===========

See accompanying notes.

                                  PARADIGM BANCORPORATION, INC. AND SUBSIDIARIES
                      Consolidated Statements of Changes in Stockholders' Equity
                                          Years Ended December 31, 2000 and 1999
--------------------------------------------------------------------------------

                                                                                              Accumulated
                                                                                                 Other
                                  Preferred        Common       Capital          Retained    Comprehensive
                                    Stock          Stock        Surplus          Earnings    Income (Loss)        Total
                                 -----------    -----------   -----------     -------------  -------------     -----------
Balance - December 31, 1998      $        --    $ 1,500,000   $ 4,668,381     $   1,311,112  $     45,170      $ 7,524,663

Issuance of Preferred Stock               10             --            --                --            --               10

Issuance of Common Stock                  --        875,000     6,125,000                --            --        7,000,000

Consolidated Net Income                   --             --            --         1,724,007            --        1,724,007

Change in Unrealized Loss on
     Securities, Net of Income
     Taxes of $126,833                    --             --            --                --      (246,206)        (246,206)
                                                                                                               -----------
Total Comprehensive Income                                                                                       1,477,801

Cash Dividends                            --             --            --          (754,696)           --         (754,696)
                                 -----------    -----------   -----------     -------------  ------------      -----------

Balance - December 31, 1999               10      2,375,000    10,793,381         2,280,423      (201,036)      15,247,778

Consolidated Net Income                   --             --            --         2,230,599            --        2,230,599

Change in Unrealized Gain on
     Securities, Net of Income
     Taxes of $252,483                    --             --            --                --       490,115          490,115
                                                                                                               -----------

Total Comprehensive Income                                                                                       2,720,714

Cash Dividends                            --             --            --          (712,213)           --         (712,213)
                                 -----------    -----------   -----------     -------------  ------------      -----------
Balance - December 31, 2000      $        10    $ 2,375,000   $10,793,381     $   3,798,809  $    289,079      $17,256,279
                                 ===========    ===========   ===========     =============  ============      ===========

See accompanying notes.

                                  PARADIGM BANCORPORATION, INC. AND SUBSIDIARIES
                                           Consolidated Statements of Cash Flows
                                          Years Ended December 31, 2000 and 1999
--------------------------------------------------------------------------------

                                                                          2000             1999
                                                                       ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Consolidated net income                                           $  2,230,599    $  1,724,007
                                                                       ------------    ------------
     Adjustments to reconcile consolidated net income to
       net cash provided by operating activities:
         Depreciation and amortization of fixed assets                      695,052         298,579
         Provision for credit losses                                        701,000         309,494
         Amortization of goodwill                                           220,700          67,022
         Net amortization/accretion on securities                            10,694          20,791
         Gain on sales of securities                                       (105,000)       (184,917)
     Change in assets and liabilities:
       Accrued interest receivable                                         (247,464)         49,926
       Other real estate owned                                               91,412         (38,148)
       Other assets                                                        (321,932)       (114,163)
       Accrued interest payable                                             163,578         (40,745)
       Other liabilities                                                    169,983         776,941
                                                                       ------------    ------------

     Total adjustments                                                    1,378,023       1,144,780
                                                                       ------------    ------------

     Net cash provided by operating activities                            3,608,622       2,868,787
                                                                       ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Proceeds from maturities of interest-bearing deposits
        in financial institutions                                         4,149,000       7,434,000
     Purchase of interest-bearing deposits in financial institutions       (587,000)     (2,279,000)
     Proceeds from maturities, calls and paydowns of securities           5,243,531       2,737,248
     Proceeds from sales of securities                                      300,000       6,209,692
     Purchase of securities                                                (195,000)     (4,001,406)
     Purchase of Federal Home Loan Bank stock                               (22,000)       (328,600)
     Net change in loans                                                (22,468,798)    (19,983,632)
     Purchases of premises and equipment, net                            (2,138,045)       (423,210)
     Dayton State Bank acquisition                                          (63,850)    (11,319,410)
     Cash acquired in purchase of Dayton State Bank                              --      14,321,193
                                                                       ------------    ------------

     Net cash used by investing activities                              (15,782,162)     (7,633,125)
                                                                       ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Net change in deposits                                              (5,962,468)      4,193,445
     Payments on due to former shareholders                              (5,347,507)             --
     Increase in federal funds purchased                                  1,500,000              --
     Issuance of common stock                                                    --       7,000,000
     Issuance of preferred stock                                                 --              10
     Issuance of trust preferred securities                                      --       5,000,000
     Dividends paid                                                        (712,213)       (754,696)
                                                                       ------------    ------------

     Net cash provided by financing activities                            1,402,478      15,438,759
                                                                       ------------    ------------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                    (10,770,792)     10,674,421

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                           26,539,386      15,864,965
                                                                       ============    ============

CASH AND CASH EQUIVALENTS AT END OF YEAR                               $ 15,768,594    $ 26,539,386
                                                                       ============    ============

See accompanying notes

                                  PARADIGM BANCORPORATION, INC. AND SUBSIDIARIES
                                      Notes To Consolidated Financial Statements
                                                      December 31, 2000 and 1999
--------------------------------------------------------------------------------

NOTE A    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING
          POLICIES

          Principles of Consolidation - The accompanying consolidated financial
          ---------------------------
          statements include the accounts of Paradigm Bancorporation, Inc. (Paradigm) and its wholly owned subsidiaries Paradigm Capital Trust I (Trust I), Paradigm Delaware Bancorporation, Inc. (Delaware), and Paradigm Bank of Texas (Paradigm Bank or Bank). Paradigm Bank was formed as a result of the merger of Woodcreek Bank (Woodcreek) and Dayton State Bank (Dayton) in 2000. For the year ending December 31, 1999, the consolidated financial statements include the accounts of Paradigm, Trust I, Delaware, Woodcreek and Dayton. All significant intercompany balances and activity have been eliminated.

          Nature of Operations - Paradigm through its subsidiary, Paradigm Bank,
          --------------------
          provides a broad line of banking products and services for small to medium-sized businesses and for individuals through its community banking offices in Harris, Chambers and Liberty Counties.

          Purchase of First National Bank of Dayton (First National) - In 1997,
          ----------------------------------------------------------
          Woodcreek acquired the First National Bank of Dayton for about $2,508,000. This was accounted for as a purchase and accordingly, the operating results of First National are included in the results of operations of Paradigm Bank from the date of acquisition. The excess of the consideration paid over the fair value of the net assets acquired was recorded as goodwill of about $794,000. As explained in
          Note I, about $331,000 of goodwill from the purchase of First National was reclassified to deferred tax assets in 2000. The remaining goodwill of about $463,000 from this purchase is being amortized ratably over 15 years.

          Purchase of Dayton State Bank - Effective December 1, 1999, Paradigm
          -----------------------------
          acquired all of the outstanding common stock of Dayton for $17,257,912. This acquisition was accounted for as a purchase and accordingly, the operating results of Dayton are included in Paradigm's results of operations from the date of acquisition. The excess of the consideration paid over the fair value of the net assets acquired was recorded as goodwill of about $3,298,000 and is being amortized ratably over 20 years. In December 2000, Dayton was merged with Woodcreek to form Paradigm Bank.

          To finance the Dayton purchase, Paradigm: (1) sold 875,000 of its common shares for $7,000,000; (2) formed a wholly-owned subsidiary, Paradigm Capital Trust I, which sold 512,500 shares of trust preferred securities for $5,000,000; and (3) upon closing the transaction with the Dayton shareholders, received a $5,600,000 dividend from Dayton which was then paid to Dayton shareholders as part of the purchase price.

          At December 31, 2000 and 1999, certain of the selling Dayton shareholders had not yet tendered their Dayton shares to Paradigm. Consequently, about $646,000 and $5,989,000 of the purchase cost was included in due to former shareholders in the accompanying consolidated statements of condition for December 31, 2000 and 1999, respectively. This will be paid to the selling Dayton shareholders upon receipt by Paradigm of the certificates representing the shares of Dayton common stock held by the former Dayton shareholders.

                                  PARADIGM BANCORPORATION, INC. AND SUBSIDIARIES
                                      Notes To Consolidated Financial Statements
                                                      December 31, 2000 and 1999
--------------------------------------------------------------------------------


NOTE A ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (continued)

          Pursuant to the terms of the purchase agreement, Paradigm is holding $541,000 in escrow for the benefit of the selling Dayton shareholders. This amount is included in due to shareholders on the consolidated statements of condition. Under this agreement, some or all of this escrow will be paid to the former Dayton shareholders after specified loans have been paid off. If those loans are not paid off timely, a portion of the escrowed cash will become the property of Paradigm.

          Summary of Significant Accounting and Reporting Policies - The
          --------------------------------------------------------
          accounting and reporting policies of Paradigm conform to generally accepted accounting principles (GAAP) and to the prevailing practices within the banking industry. A summary of significant accounting policies is as follows:

          Account Classification - Certain prior year amounts have been
          ----------------------
          reclassified to conform to the current year presentation.

          Use of Estimates - The preparation of financial statements in
          ----------------
          conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

          The determination of the adequacy of the allowance for credit losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

          The Bank's loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Bank has a diversified loan portfolio, a substantial portion of their debtors' ability to honor their contracts is dependent on local economic conditions.

          While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

          Cash and Due From Banks - The Bank is required to maintain reserves
          -----------------------
          for the purpose of facilitating the implementation of monetary policy. These reserves may be maintained in the form of balances at the Federal Reserve Bank or by vault cash. Reserve requirements were $2,485,000 and $735,000 at December 31, 2000 and 1999, respectively.
          Accordingly, cash and due from banks balances were restricted to that extent.

                                  PARADIGM BANCORPORATION, INC. AND SUBSIDIARIES
                                      Notes To Consolidated Financial Statements
                                                      December 31, 2000 and 1999
--------------------------------------------------------------------------------

NOTE A ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (continued)

          Investment Securities - Available-for-sale investment securities are
          ---------------------
          carried at fair value. Unrealized gains and losses are excluded from earnings and reported as a separate component of stockholders' equity until realized. Securities within the available-for-sale portfolio may be used as part of the Bank's assets/liability strategy and may be sold in response to changes in interest rate risk, prepayment risk or other similar economic factors.

          Held-to-maturity investment securities are carried at cost, adjusted for the amortization of premiums and the accretion of discounts. Management has the positive intent and the Bank has the ability to hold these assets as long-term investments until their estimated maturities. Under certain circumstances (including the significant deterioration of the issuer's creditworthiness or a significant change in tax-exempt status or statutory or regulatory requirements), securities held to maturity may be sold or transferred to another portfolio.

          Premiums and discounts are amortized and accreted to operations using the level yield method of accounting, adjusted for prepayments as applicable. The specific identification method of accounting is used to compute gains or losses on the sale of these assets.

          Loans - Loans are stated at the principal amount outstanding, net of
          -----
          unearned discounts. Unearned discounts relate principally to consumer installment loans and are amortized using a method that approximates the interest method. For other loans, such income is recognized using the simple interest method.

          Nonperforming Loans and Past-Due Loans - Included in the nonperforming
          --------------------------------------
          and past-due loans category are loans which have been categorized by management as nonaccrual because collection of interest is doubtful and loans which have been restructured to provide a reduction in the interest rate or a deferral of interest or principal payments.

          When the payment of principal or interest on a loan is delinquent for 90 days, or earlier in some cases, the loan is placed on nonaccrual status, unless the loan is in the process of collection and the underlying collateral fully supports the carrying value of the loan. If the decision is made to continue accruing interest on the loan, periodic reviews are made to confirm the accruing status of the loan. When a loan is placed on nonaccrual status, interest accrued during the current year prior to the judgment of uncollectibility is charged to operations. Interest accrued during prior periods is charged to the allowance for credit losses. Generally, any payments received on nonaccrual loans are applied first to outstanding loan amounts and next to the recovery of charged-off loan amounts. Any excess is treated as recovery of lost interest.

          Restructured loans are those loans on which concessions in terms have been granted because of a borrower's financial difficulty. Interest is generally accrued on such loans in accordance with the new terms.

          Allowance for Credit Losses - The allowance for credit losses is a
          ---------------------------
          valuation allowance available for losses incurred on loans. All losses are charged to the allowance when the loss actually occurs or when a determination is made that a loss is likely to occur. Recoveries are credited to the allowance at the time of recovery.

                                  PARADIGM BANCORPORATION, INC. AND SUBSIDIARIES
                                      Notes To Consolidated Financial Statements
                                                      December 31, 2000 and 1999
--------------------------------------------------------------------------------

NOTE A ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (continued)

          Throughout the year, management estimates the likely level of losses to determine whether the allowance for credit losses is adequate to absorb losses inherent in the existing portfolio. Based on these estimates, an amount is charged to the provision for credit losses and credited to the allowance for credit losses in order to adjust the allowance to a level determined to be adequate to absorb such inherent losses.

          Management's judgment as to the level of losses on existing loans involves the consideration of current and anticipated economic conditions and their potential effects on specific borrowers; an evaluation of the existing relationships among loans, potential credit losses and the present level of the allowance; results of examinations of the loan portfolio by regulatory agencies; and management's internal review of the loan portfolio. In determining the collectibility of certain loans, management also considers the fair value of any underlying collateral. The amounts ultimately realized may differ from the carrying value of these assets because of economic, operating or other conditions beyond the Bank's control.

          Estimates of credit losses involve an exercise of judgment. While it is reasonably possible that in the short-term the Bank may sustain losses which are substantial relative to the allowance for credit losses, it is the judgment of management that the allowance for credit losses reflected in the statements of condition is adequate to absorb estimated losses which may exist in the loan portfolio as of the dates of the statements of condition.

          Real Estate Acquired by Foreclosure - The Bank records real estate
          -----------------------------------
          acquired by foreclosure at the lesser of the outstanding loan amount (including accrued interest, if any) or fair value, less estimated costs to sell, at the time of foreclosure. Adjustments are made to reflect declines in value subsequent to acquisition, if any, below the recorded amounts. Operating expenses of such properties, net of related income, and gains and losses on their disposition are included in other non-interest expense.

          Premises and Equipment - Land is carried at cost. Premises and
          ----------------------
          equipment are carried at cost less accumulated depreciation and amortization. Depreciation expense is computed principally using the straight-line method of accounting over the estimated useful lives of the assets. Leasehold improvements are amortized straight-line over the periods of the leases or the estimated useful lives, whichever is shorter.

          Income Taxes - In 1997, Paradigm elected to be taxed, commencing
          ------------
          January 1, 1998, as an S Corporation under the Internal Revenue Code. In lieu of corporate income taxes, the stockholders of Paradigm were taxed on their proportionate share of Paradigm's taxable income. Consequently, no federal income taxes were recorded during 1998 and for the first eleven months of 1999.

          In December 1999, as a requirement of increasing the number of its shareholders in conjunction with the acquisition of Dayton, Paradigm terminated its S corporation status. Therefore, for December 1999 and future years, Paradigm will be taxed as a regular (C) corporation for tax purposes and federal income taxes will be accrued and paid.

                                  PARADIGM BANCORPORATION, INC. AND SUBSIDIARIES
                                      Notes To Consolidated Financial Statements
                                                      December 31, 2000 and 1999
--------------------------------------------------------------------------------

NOTE A ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (continued)

          Paradigm accounts for and reports income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Applying SFAS No. 109, deferred tax assets and liabilities are recognized for temporary differences caused when the tax basis of an asset or liability differs from that reported in the consolidated financial statements, and for carryforwards for tax credits and tax losses. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefit is recognized for the change in the asset or liability during the year.

          Trust Preferred Stock - In November 1999, Paradigm formed Paradigm
          ---------------------
          Capital Trust I (Trust I), a statutory business trust created under the laws of the State of Delaware. In December 1999, to help finance the purchase of Dayton, in exchange for $5,000,000, Trust I issued to a third party 512,500 of its 10.375% Cumulative Trust Preferred Securities with a liquidation amount of $10 per Trust Preferred Security. Trust I invested the proceeds in 10.375% Subordinated Debentures issued by Paradigm. Dividends at 10.375% of the liquidation value are paid quarterly by Trust I from the proceeds of the interest payments it receives from Paradigm on the Subordinated Debentures. The dividends payable on the Trust Preferred Securities are reported as minority interest expense on the consolidated statements of income.

          The Subordinated Debentures mature on December 1, 2029. Paradigm may call them sooner if certain conditions are met (including Paradigm receiving prior approval of the Federal Reserve and any other required regulatory approvals). The Subordinated Debentures may be prepaid if certain events occur, including a change in the tax status or regulatory capital treatment of the Trust Preferred Securities. In each case, redemption will be made at par, plus the accrued and unpaid distributions thereon through the redemption date. The Trust Preferred Securities, which are guaranteed by Paradigm, will be subject to mandatory redemption if the Subordinated Debentures are repaid by Paradigm.

          Preferred Stock - $10 par value, 10,000,000 shares authorized, 1 share
          ---------------
          issued and outstanding at December 31, 2000 and 1999.

          Common Stock - $1 par value, 25,000,000 shares authorized, 2,375,000
          ------------
          shares issued and outstanding at December 31, 2000 and 1999.

          Earnings Per Share (EPS) - The company accounts for EPS in compliance
          ------------------------
          with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." Under SFAS No. 128, because it has potential common shares, the company has a complex capital structure and must disclose both basic and diluted EPS. Basic EPS is computed by dividing consolidated net income available to common shareholders by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if all dilutive securities and other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the consolidated net income of the company.

          Weighted-average shares outstanding were 2,375,000 shares and 1,556,397 shares for the years ended December 31, 2000 and 1999, respectively. There were no material dilutive securities as of December 31, 2000 and 1999.

                                  PARADIGM BANCORPORATION, INC. AND SUBSIDIARIES
                                      Notes To Consolidated Financial Statements
                                                      December 31, 2000 and 1999
--------------------------------------------------------------------------------

NOTE A ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (continued)

          Stock-Based Compensation - The company accounts for stock-based
          ------------------------
          compensation under SFAS No. 123, "Accounting for Stock-Based Compensation." Under the provisions of SFAS No. 123, companies may elect to account for stock-based compensation plans using a fair-value method or may measure compensation expense for those plans using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. The company has elected to use the intrinsic value method to account for its stock-based compensation plans. SFAS No. 123 requires companies electing to use the intrinsic value method to make certain pro forma disclosures (see Notes M and N).

          Statements of Cash Flows - Cash and cash equivalents include cash on
          ------------------------
          hand, amounts due from banks, interest-bearing deposits in financial institutions and federal funds sold; generally, federal funds are sold for one-day periods.

          Comprehensive Income - In 1998, Paradigm adopted Statement of
          --------------------
          Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income". SFAS No. 130 requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income.

NOTE B    INVESTMENT SECURITIES

          Investment securities are classified according to management's intent. The amortized cost and estimated market values of investments in debt securities at December 31, 2000 and 1999 are summarized as follows:

                                                                    Gross           Gross       Estimated
                                                    Amortized    Unrealized      Unrealized       Market
                   December 31, 2000                   Cost         Gains          Losses         Value
                   -----------------               --------------------------------------------------------
        Securities Available For Sale:
          U.S. Government & Agency Securities      $  3,244,331  $     52,251   $         --   $  3,296,582
          Mortgage-backed Securities                 15,830,328       269,079         (1,697)    16,097,710
          Municipal Bonds                             8,254,556       118,570           (205)     8,372,921
                                                   ------------  ------------   ------------   ------------
                                                   $ 27,329,215  $    439,900   $     (1,902)  $ 27,767,213
                                                   ============  ============   ============   ============

        Securities to be Held to Maturity:
          U.S. Government Agency Obligations       $ 16,000,027  $         39   $   (167,764)  $ 15,832,302
          Mortgage-backed Securities                     58,750            --           (931)        57,819
          Municipal Bonds                             2,924,272         6,974         (5,714)     2,925,532
                                                   ------------  ------------   ------------   ------------
                                                   $ 18,983,049  $      7,013   $   (174,409)  $ 18,815,653
                                                   ============  ============   ============   ============

                                  PARADIGM BANCORPORATION, INC. AND SUBSIDIARIES
                                      Notes To Consolidated Financial Statements
                                                      December 31, 2000 and 1999
--------------------------------------------------------------------------------

NOTE B    INVESTMENT SECURITIES (continued)

                                                                  Gross          Gross       Estimated
                                                  Amortized    Unrealized     Unrealized       Market
                   December 31, 1999                Cost          Gains          Losses        Value
                   -----------------             --------------------------------------------------------
          Securities Available For Sale:
            U.S. Government & Agency Securities  $  3,731,840  $         --   $    (31,338)  $  3,700,502
            Mortgage-backed Securities             18,106,956            --       (233,526)    17,873,430
            State and Municipal Securities          8,262,455            --        (39,736)     8,222,719
                                                 ------------  ------------   ------------   ------------
                                                 $ 30,101,251  $         --   $   (304,600)  $ 29,796,651
                                                 ============  ============   ============   ============

          Securities to be Held to Maturity:
            U.S. Government Agency Obligations   $ 17,796,308  $      2,821   $   (461,720)  $ 17,337,409
            Municipal Bonds                         2,205,318            --        (22,730)     2,182,588
            State and Municipal Securities          1,443,145            28         (2,261)     1,440,912
                                                 ------------  ------------   ------------   ------------
                                                 $ 21,444,771  $      2,849   $   (486,711)  $ 20,960,909
                                                 ============  ============   ============   ============

          The amortized cost and estimated market value of debt securities at December 31, 2000, by contractual maturities, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                     Securities Available for Sale  Securities Held to Maturity
                                     -----------------------------  ---------------------------
                                       Amortized      Market        Amortized       Market
          Amounts Maturing In:           Cost         Value           Cost          Value
                                     -----------------------------  ---------------------------
          1 year or less               $   139,980   $   139,904    $ 2,860,986     $ 2,840,833
          1 year through 5 years         6,055,778     6,121,944     15,296,034      15,161,441
          5 years through 10 years       5,191,227     5,291,022        767,279         755,560
          After 10 years                   111,902       116,633             --              --
                                       -----------   -----------    -----------     -----------

                                        11,498,887    11,669,503     18,924,299      18,757,834
          Mortgage-backed securities    15,830,328    16,097,710         58,750          57,819
                                       -----------   -----------    -----------     -----------
                                       $27,329,215   $27,767,213    $18,983,049     $18,815,653
                                       ===========   ===========    ===========     ===========

          Investment securities with carrying amounts of approximately $29,487,000 and $43,612,000 at December 31, 2000 and 1999,
          respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

                                  PARADIGM BANCORPORATION, INC. AND SUBSIDIARIES
                                      Notes To Consolidated Financial Statements
                                                      December 31, 2000 and 1999
--------------------------------------------------------------------------------

NOTE C    LOANS

          The loan portfolio consisted of loans classified by major type as of December 31, 2000 and 1999 as follows:

                                                   2000              1999
                                              -------------     -------------

          Commercial and industrial           $  43,098,566     $  31,798,263
          Real Estate                            66,738,906        55,640,744
          Agricultural                            6,265,402         7,269,980
          Installment                            18,664,070        17,939,416
                                              -------------     -------------
                                                134,766,944       112,648,403
          Less unearned discount                 (1,298,691)       (1,404,225)
                                              -------------     -------------
                                                133,468,253       111,244,178
          Less allowance for credit losses       (1,136,068)         (679,791)
                                              -------------     -------------
                                              $ 132,332,185     $ 110,564,387
                                              =============     =============

          Impaired loans were approximately $3,733,000 and $381,000 at December 31, 2000 and 1999, respectively. A valuation allowance for credit losses related to impaired loans in the approximate amount of $348,000 has been established and is included in the allowance for loan losses at December 31, 2000. There were no commitments to lend additional funds to borrowers whose loans were classified as impaired.

          Loan maturities, excluding consumer installment loans before unearned discount, at December 31, 2000 are as follows:

                                               Within 1 Year  1 - 5 Years     After 5 Years     Total
                                               ----------------------------------------------------------
          Loans at fixed interest rates        $ 20,422,023   $ 32,607,459    $  4,258,021   $ 57,287,503
          Loans at variable interest rates       26,590,940     25,181,137       7,043,294     58,815,371
                                               ------------   ------------    ------------   ------------
                                               $ 47,012,963   $ 57,788,596    $ 11,301,315   $116,102,874
                                               ============   ============    ============   ============

                                  PARADIGM BANCORPORATION, INC. AND SUBSIDIARIES
                                      Notes To Consolidated Financial Statements
                                                      December 31, 2000 and 1999
--------------------------------------------------------------------------------

NOTE C    LOANS (continued)

          As of December 31, 2000 and 1999, loans outstanding to directors, officers and their affiliates were $2,772,449 and $1,492,020, respectively. In the opinion of management, all such transactions were entered into between the Bank and such related parties in the ordinary course of business, and were made on the same terms and conditions as similar transactions with unaffiliated persons. At December 31, 2000, unfunded commitments to insiders were $783,500. An analysis of activity with respect to related-party loans is as follows:

                                                             2000             1999
                                                          -----------      -----------
          Beginning balance                               $ 1,492,020      $   752,345
          Acquired Dayton State Bank related party loans           --          242,320
          New loans during the year                         2,322,276        1,089,643
          Repayments during the year                       (1,041,847)        (592,288)
                                                          -----------      -----------
          Ending balance                                  $ 2,772,449      $ 1,492,020
                                                          ===========      ===========

NOTE D    NONPERFORMING AND PAST-DUE LOANS

          The following table presents information relating to nonperforming and past due loans:

                                                   2000               1999
                                                ----------         ----------

          Nonaccrual loans                      $1,216,410         $  472,984
                                                ==========         ==========

          90 days or more past due loans        $   83,517         $   52,304
                                                ==========         ==========

          With respect to the above nonperforming loans, the following table presents interest income that would have been earned under the original terms of the loans.

                                                   2000               1999
                                                ----------         ----------

          Foregone income                       $   53,996         $    6,850
                                                ==========         ==========

          Income collected                      $    8,847         $    1,500
                                                ==========         ==========

          There were no restructured loans or unfunded commitments to past due or nonaccrual borrowers at December 31, 2000 or 1999.

                                  PARADIGM BANCORPORATION, INC. AND SUBSIDIARIES
                                      Notes To Consolidated Financial Statements
                                                      December 31, 2000 and 1999
--------------------------------------------------------------------------------

NOTE E    ALLOWANCE FOR CREDIT LOSSES

          An analysis of activity in the allowance for credit losses is as follows:

                                                                         2000           1999
                                                                     -----------    -----------
          Balance at beginning of year                               $   679,791    $   113,420

          Acquired Dayton State Bank allowance for credit losses              --        362,750
          Provision charged to income                                    701,000        309,494
          Loan recoveries                                                124,201         54,611
          Loans charged off                                             (368,924)      (160,484)
                                                                     -----------    -----------
          Balance at end of year                                     $ 1,136,068    $   679,791
                                                                     ===========    ===========

NOTE F    OTHER REAL ESTATE OWNED

          An analysis of activity in other real estate owned and acquired by foreclosure for the year ended December 31, 2000 and 1999 is as follows:

                                                                         2000           1999
                                                                     -----------    -----------
          Real Estate Acquired Through Foreclosure
            Balance, beginning of year                               $   396,743    $   232,550
            Dayton State Bank real estate acquired by foreclosure             --        166,043
            Acquisitions                                                 175,978        467,621
            Sales                                                       (266,012)      (470,478)
            Write-downs                                                   (1,655)          (350)
            Costs capitalized                                                277          1,357
                                                                     -----------    -----------

            Total real estate acquired through foreclosure               305,331        396,743

          Real estate held for future bank expansion                     145,000        145,000
                                                                     -----------    -----------

          Other Real Estate Owned Balance, end of year               $   450,331    $   541,743
                                                                     ===========    ===========

                                  PARADIGM BANCORPORATION, INC. AND SUBSIDIARIES
                                      Notes To Consolidated Financial Statements
                                                      December 31, 2000 and 1999
--------------------------------------------------------------------------------

NOTE G    PREMISES AND EQUIPMENT

          Premises and equipment are summarized below:

                                                                2000             1999
                                                            ------------     ------------
          Land                                              $  1,514,352     $  1,508,352
          Buildings                                            8,192,594        7,573,090
          Construction in progress                                    --          293,176
          Leasehold improvements                                 444,811          444,811
          Furniture, fixtures and equipment                    4,277,991        2,550,669
          Automobiles                                             75,311           75,311
                                                            ------------     ------------
                                                              14,505,059       12,445,409
          Less accumulated depreciation and amortization      (3,098,501)      (2,487,844)
                                                            ------------     ------------
          Bank premises and equipment, net                  $ 11,406,558     $  9,957,565
                                                            ============     ============

NOTE H    DEPOSITS

          Certificates of deposit in amounts of $100,000 or more and their remaining maturities at December 31, 2000 and 1999 are as follows:

                                                                2000             1999
                                                            ------------     ------------
          Three months or less                              $  7,516,799     $  5,980,082
          Four through six months                              3,736,262        4,142,687
          Seven through twelve months                          8,081,142        5,831,330
          Thereafter                                           1,834,491          820,163
                                                            ------------     ------------
                                                            $ 21,168,694     $ 16,774,262
                                                            ============     ============

          Interest expense for certificates of deposit of $100,000 or more was $1,068,893 and $770,900 for the years ended December 31, 2000 and 1999, respectively.

          Certificates of deposit less than $100,000 totaled $40,850,000 at December 31, 2000. The amount of certificates of deposit of less than $100,000 maturing in one year or less as of December 31, 2000 totaled $36,348,000. The Bank has no brokered deposits and there are no major concentrations of deposits.

                                  PARADIGM BANCORPORATION, INC. AND SUBSIDIARIES
                                      Notes To Consolidated Financial Statements
                                                      December 31, 2000 and 1999
--------------------------------------------------------------------------------

NOTE I    INCOME TAXES

          The components of the provision for federal income tax expense are as follows:

                                            2000            1999
                                         -----------    -----------
          Current                        $ 1,135,760    $   103,775
          Deferred                           (95,411)            --
                                         -----------    -----------
                                         $ 1,040,349    $   103,775
                                         ===========    ===========

          The provision for federal income taxes differs from the amount computed by applying the federal income tax statutory rate of 34% on earnings as follows:

                                                                     2000           1999
                                                                 -----------    -----------
          Taxes calculated at statutory rate                     $ 1,112,122    $   621,446
          Increase (Decrease) resulting from:
            Nondeductible travel, entertainment, dues and other       44,621            191
            Nondeductible goodwill amortization                       50,728         13,732
            Nontaxable interest income                              (167,122)       (15,944)
            Net income earned while subchapter S
              election effective                                          --       (515,650)
                                                                 -----------    -----------
                                                                 $ 1,040,349    $   103,775
                                                                 ===========    ===========

          Due to its corporate structure, state income taxes were not material for the company in 2000 or 1999.

          Significant deferred tax assets and liabilities are as follows:

                                                       2000          1999
                                                     ---------    ---------
          Deferred Tax Assets
            Deferred compensation                    $ 157,731    $ 136,560
            Net operating loss carryforward            285,858      330,799
            Unrealized losses on securities                 --      103,564
            Depreciation                                58,235           --
                                                     ---------    ---------
                                                       501,824      570,923
                                                     ---------    ---------
          Deferred Tax Liabilities
            Loan loss reserve                         (106,285)    (150,280)
            Valuation allowance                             --     (330,799)
            Unrealized gains on securities            (148,919)          --
            Other                                       (3,389)          --
                                                     ---------    ---------
                                                      (258,593)    (481,079)
                                                     ---------    ---------
          Net Deferred Tax Asset                     $ 243,231    $  89,844
                                                     =========    =========

                                  PARADIGM BANCORPORATION, INC. AND SUBSIDIARIES
                                      Notes To Consolidated Financial Statements
                                                      December 31, 2000 and 1999
--------------------------------------------------------------------------------

NOTE I    INCOME TAXES (continued)

          Paradigm acquired federal income tax net operating loss (NOL) carryforwards of about $973,000 in the purchase of First National Bank of Dayton in 1997, which were not recognized prior to December 1999 due to Paradigm's subchapter S tax filing status. The carryforwards were recognized in December 1999 when Paradigm changed from S corporation to C corporation tax filing status. Also in December 1999, due to the Internal Revenue Code regulations regarding acquired carryforwards and due to uncertainty about the realization of adequate taxable income before the carryforwards expire, a valuation allowance was established for the deferred tax asset related to the carryforwards.

          During 2000, management reevaluated the deferred tax asset related to the acquired NOL carryforwards. Paradigm earned significant taxable income for 2000 and established a stable operating environment after its 1999 purchase of Dayton State Bank, reducing the previous uncertainty regarding realization of sufficient taxable income. Therefore, it is considered more likely than not that the carryforwards will be realized before they expire. Accordingly, the valuation allowance amounting to $330,799 was reversed and goodwill was reduced by this amount. No reduction in income tax expense resulted from this valuation allowance reversal.

          For the tax year ended December 31, 2000, the company expects to use about $132,000 of its NOL carryforwards, leaving carryforwards of about $841,000, which expire during the period 2004 through 2007. Realization of the NOL carryforwards is limited to approximately $132,000 annually.

NOTE J    CASH FLOW HEDGE

          In 2000, Paradigm purchased an interest rate floor for $195,000 to hedge against the effect of future declines in interest rates for the floating rate loan portfolio. This hedge was accounted for as a cash flow hedge in compliance with SFAS No. 133, as amended by SFAS No.
          138. The terms of the floor called for seven quarterly payments to Paradigm based on a notional amount of $30 million if the 90-day LIBOR interest rate was below 7% from October 25, 2000 through April 2002. In the fourth quarter of 2000, Paradigm sold this hedge and realized a pre-tax gain of $105,000 over the original purchase price.

NOTE K    EMPLOYEE BENEFITS

          The company has an employee tax-deferred savings plan (401(k) Plan) under the Internal Revenue Code available to substantially all employees. Funds contributed under the 401(k) Plan are invested in a variety of investment options. Contributions to the plan are in such amounts, within certain limitations, as company management may authorize. The 401(k) Plan expense totaled $74,717 and $53,151 for the years ended December 31, 2000 and 1999, respectively.

                                  PARADIGM BANCORPORATION, INC. AND SUBSIDIARIES
                                      Notes To Consolidated Financial Statements
                                                      December 31, 2000 and 1999
--------------------------------------------------------------------------------

NOTE L    DEFERRED COMPENSATION PLAN

          The company has deferred compensation agreements with certain employees that provide for payment of $25,000 per year to those employees or their surviving beneficiaries for a period of ten years beginning at retirement. For these employees, the company has whole life insurance policies to provide a cash value to cover part of the deferred compensation payments, or in case of the employee's death, to pay the beneficiaries.

          Deferred compensation expense is recorded over the estimated remaining period of employment. The liability for services previously performed totaled approximately $360,000 at December 31, 2000 and is included in other liabilities in the accompanying statements of condition. Cash value of about $611,000 accumulated in the life insurance policies purchased for these agreements as of December 31, 2000 is included in other assets on the accompanying statements of condition.

NOTE M    STOCK APPRECIATION RIGHTS

          Paradigm maintains a stock appreciation rights (SAR) program to offer eligible employees an opportunity to acquire or increase their proprietary interests in Paradigm and provide additional incentive to contribute to its performance and growth. The Board of Directors had reserved 150,000 shares under the Plan, however, during 2000 the Board elected to discontinue issuing any additional stock appreciation rights under this program.

                                                                                     Option           Weighted
                                                                 Number of           Price            Average
          Stock Appreciation Rights Summary                       Shares             Range         Exercise Price
          --------------------------------------------------------------------------------------------------------
          Rights Outstanding at December 31, 1998                   30,000        $4.64 - $4.73         $    4.64
          Rights Granted                                            31,000        $5.26 - $6.42         $    5.58
          Rights Exercised                                               -            -                    -
                                                                   -------
          Rights Outstanding at December 31, 1999                   61,000        $4.64 - $6.42         $    5.11
          Rights Granted                                            13,000        $6.42 - $6.57         $    6.55
          Rights Exercised                                           5,000                $4.64         $    4.64
                                                                   -------
          Rights Outstanding at December 31, 2000                   69,000        $4.64 - $6.42         $    5.41
                                                                   -------
          Exercisable at December 31, 2000                          21,400        $4.64 - $6.42         $    4.95

          Available for future grant at December 31, 2000                -
                                                                   =======
          Weighted-average remaining contractual life in years
            at December 31, 2000                                      8.20
                                                                   =======
          Weighted-average fair value
            of each SAR at grant date
              1999                                                 $  2.78
                                                                   =======
              2000                                                 $  4.79
                                                                   =======

                                  PARADIGM BANCORPORATION, INC. AND SUBSIDIARIES
                                      Notes To Consolidated Financial Statements
                                                      December 31, 2000 and 1999
--------------------------------------------------------------------------------

NOTE M    STOCK APPRECIATION RIGHTS (continued)

          Paradigm has reported compensation costs for SARs of $78,509 and $38,000 in salaries and employee benefits for the years ended December 31, 2000 and 1999, respectively. Reported compensation cost for SARs is measured as the vested portion of the excess, if any, of the market price of Paradigm stock at the reporting date over the amount an employee must pay to exercise the SARs.

          The pro forma SARs compensation expense computed under SFAS No. 123 equaled $41,000 and $19,000 for 2000 and 1999, respectively. The pro forma change in net earnings, if this compensation expense had been recorded instead of the amounts actually reported, would be an increase in net earnings of about $24,000 and $12,000 for 2000 and 1999, respectively. Assumptions used to compute the pro forma SARs values using the Black-Scholes pricing model are as follows:

                                                      2000       1999
                                                   ---------   ---------

          Dividend Yield                                   3%          0%
          Expected Volatility                             71%         10%
          Risk Free Interest Rates                      5.85%       7.00%
          Expected Life in Years                           9          10

NOTE N    STOCK OPTIONS

          In 1999, the Board of Directors and shareholders approved a Stock Option Plan (the Plan), which authorizes the issuance of up to 200,000 shares of common stock for nonqualified and incentive stock options to employees and nonqualified stock options to non-employee directors. Outstanding options become exercisable cumulatively in five equal annual installments commencing one year from the grant date, or completely upon certain changes in control of the Bank. The options generally must be exercised within 10 years of the date of grant or no later than three months after the grantee's termination of employment, if earlier.

          The Plan also provides for the granting of restricted stock awards, stock appreciation rights, performance awards and phantom stock awards. Of these other awards, only stock appreciation rights have been granted (see Note M).

                                                                             Weighted
                                                             Number of        Average
          Stock Option Summary                                 Shares      Exercise Price
          -------------------------------------------------------------------------------
          Options Outstanding at December 31, 1999                    -                -
          Options Granted                                        32,200          $ 11.63
          Options Exercised                                           -                -
                                                               --------
          Options Outstanding at December 31, 2000               32,200          $ 11.63
                                                               ========

          Exercisable at December 31, 2000                            -                -
                                                               ========
          Available for future grant at December 31, 2000       167,800
                                                               ========

                                  PARADIGM BANCORPORATION, INC. AND SUBSIDIARIES
                                      Notes To Consolidated Financial Statements
                                                      December 31, 2000 and 1999
--------------------------------------------------------------------------------

NOTE N    STOCK OPTIONS (continued)

          For shares outstanding at December 31, 2000:

                                                                   Weighted
                                                     Weighted       Average
                                      Number of      Average       Remaining
          Range of Exercise Prices      Shares    Exercise Price     Life
          ------------------------------------------------------------------
          $ 9.00                        8,000         $  9.00         9.61
          $12.50                       24,200         $ 12.50         9.86

          $9.00 - $12.50               32,200                         9.80

          The weighted average fair value of each option granted in 2000 was $4.75. The pro forma effects of reporting stock options using the fair value approach under SFAS No. 123 are shown below:

          Year Ended December 31, 2000
          ----------------------------

          Net Earnings
            As reported                                        $ 2,230,599
            Pro Forma                                          $ 2,228,619

          Net Earnings Per Share
            As reported                                        $      0.94
            Pro Forma                                          $      0.94


          The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2000.

          Dividend Yield                                                 3%
          Expected Volatility                                           71%
          Risk Free Interest Rates                                    5.85%
          Expected Life in Years                                         9

                                  PARADIGM BANCORPORATION, INC. AND SUBSIDIARIES
                                      Notes To Consolidated Financial Statements
                                                      December 31, 2000 and 1999
--------------------------------------------------------------------------------

NOTE O    FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

          To meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates, the Bank is party to various financial instruments with off-balance-sheet risk in the normal course of business. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the statements of condition. The contract or notional amounts of the instruments reflect the extent of the Bank's involvement in particular classes of financial instruments. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of these instruments. The Bank uses the same credit policies in making these commitments and conditional obligations as it does for on-balance-sheet instruments.

          The following is a summary of the various financial instruments whose contract amounts represent credit risk:

                                                      2000           1999
                                                  ------------   ------------

          Commitments to extend credit            $ 17,605,072   $  9,306,728

          Standby letters of credit               $    282,870   $    282,620

          Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts disclosed above do not necessarily represent future cash requirements.

          The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by the Bank upon extension of credit, is based on management's credit evaluation of the customer.

          Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to their customers.

                                  PARADIGM BANCORPORATION, INC. AND SUBSIDIARIES
                                      Notes To Consolidated Financial Statements
                                                      December 31, 2000 and 1999
--------------------------------------------------------------------------------

NOTE P    OPERATING LEASES

          The Bank leases banking and office facilities under operating leases with terms expiring at various dates, some of which contain renewal options. A summary of non-cancelable future operating lease commitments follows:

          Year ending December 31,
          ------------------------
          2001                                  $  255,948
          2002                                     255,948
          2003                                     188,444
          2004                                     170,484
          2005                                     110,863
          Thereafter                               226,664
                                                ----------

                                                $1,208,351
                                                ==========

          It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other property or equipment. Rent expense under all non-cancelable operating lease obligations totaled about $191,000 and $111,000 for 2000 and 1999, respectively.

NOTE Q    COMMITMENTS AND CONTINGENCIES

          Litigation - Various lawsuits are pending against Paradigm arising in
          ----------
          the normal course of business. Paradigm management, after reviewing these lawsuits with outside legal counsel, considers that the aggregate liabilities, if any, will not be material to the consolidated financial statements.

          Losses on Loans - In September 2000, a significant debtor of the Bank
          ---------------
          filed a Chapter 11 bankruptcy petition. This debtor owed the Bank a total of $759,000 on two loans outstanding at December 31, 2000. Of the outstanding balances on these loans, $429,000 is collateralized by real estate with an estimated market value of $560,000. The remaining balance is further collateralized by accounts receivable, which may or may not help reduce the outstanding loan balances. During the last four months of 2000, the Bank increased its provision for credit losses by a total of $100,000 due to concerns about this loan. The potential loss on this contingency is further mitigated by the specified escrow reserve of $45,000 for these loans from the purchase of Dayton.

          In March 2001, developments in the bankruptcy proceedings of this debtor indicated that collection of some of this receivable was doubtful. The Bank therefore charged off the doubtful balance of about $327,000 against the loan loss reserve. The Bank's loan loss reserve at December 31, 2000 and March 31, 2001 was deemed adequate to absorb this charge off. Therefore, no additional provision was required at December 31, 2000 or at March 31, 2001 for this charge off.

                                  PARADIGM BANCORPORATION, INC. AND SUBSIDIARIES
                                      Notes To Consolidated Financial Statements
                                                      December 31, 2000 and 1999
--------------------------------------------------------------------------------

NOTE R    REGULATORY MATTERS

          Paradigm is subject to various regulatory capital requirements administered by the federal banking agencies. Any institution that fails to meet its minimum capital requirements is subject to certain mandatory and possibly discretionary actions by regulators that could have a direct material effect on the Bank's financial statements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines based on the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

          To meet the capital adequacy requirements, the Bank must maintain minimum capital amounts and ratios as defined in the regulations. Management believes, as of December 31, 2000, that the Bank met all capital adequacy requirements to which it was subject.

          As of December 31, 2000, the most recent notifications from the Federal Deposit Insurance Corporation, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk- based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

          The following is a summary of capital ratios at December 31, 2000 and 1999 for the Bank.

                                                                                          To Be Well Capitalized
                                                                        For Capital       Under Prompt Corrective
                                                   Actual             Adequacy Purposes       Action Provisions
                                         -------------------------------------------------------------------------
                       2000                  Amount       Ratio       Amount      Ratio       Amount      Ratio
                       ----              -------------------------------------------------------------------------
          Total Risk Based Capital          $19,384,000     13.3%   $11,707,000      8.0%   $14,634,000     10.0%
            (to Risk Weighted Assets)
          Tier I Capital                    $18,248,000     12.5%   $ 5,854,000      4.0%   $ 8,780,000      6.0%
            (to Risk Weighted Assets)
          Tier I Capital                    $18,248,000      8.6%   $ 8,473,000      4.0%   $10,591,000      5.0%
            (to Adjusted Total Assets)

                       1999
                       ---
          Total Risk Based Capital          $17,325,000     13.3%   $10,384,000      8.0%   $12,980,000     10.0%
            (to Risk Weighted Assets)
          Tier I Capital                    $16,646,000     12.8%   $ 5,192,000      4.0%    $7,788,000      6.0%
            (to Risk Weighted Assets)
          Tier I Capital                    $16,646,000      8.0%   $ 8,273,000      4.0%   $10,341,000      5.0%
            (to Adjusted Total Assets)

                                  PARADIGM BANCORPORATION, INC. AND SUBSIDIARIES
                                      Notes To Consolidated Financial Statements
                                                      December 31, 2000 and 1999
--------------------------------------------------------------------------------

NOTE S    SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

          Cash paid during the year for:               2000             1999
                                                    -----------     -----------

          Interest paid                             $ 4,901,400     $ 2,625,000

          Income taxes paid                         $   545,000     $   146,000

NOTE T    DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

          The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. The estimated fair value amounts have been determined by management using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

          Cash and Cash Equivalents - For these short-term instruments, the
          -------------------------
          carrying amount is a reasonable estimate of fair value.

          Investment Securities - For securities held as investments, fair value
          ---------------------
          equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using the quoted market price for similar securities.

          Loan Receivables - The fair value of loans is estimated by discounting
          ----------------
          the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

          Deposit Liabilities - The fair value of demand deposits, savings
          -------------------
          accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

          Due to Former Shareholders and Other Liabilities - The fair value of
          ------------------------------------------------
          due to former shareholders and other liabilities is the amount payable on demand at the reporting date. Because it is anticipated that these amounts will be paid in the near term, the carrying value is a reasonable estimate of fair value.

                                  PARADIGM BANCORPORATION, INC. AND SUBSIDIARIES
                                      Notes To Consolidated Financial Statements
                                                      December 31, 2000 and 1999
--------------------------------------------------------------------------------

NOTE T    DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

          The estimated fair values of financial instruments are as follows (in thousands):

                                                     2000                 1999
                                             -------------------   -------------------
                                             Carrying     Fair     Carrying     Fair
                                              Amount     Values     Amount     Values
                                             --------   --------   --------   --------
               Financial Assets
               ----------------
          Cash and cash equivalents          $ 15,769   $ 15,769   $ 26,539   $ 26,539
          Investment securities                48,229     48,062     56,282     55,799
          Loans                               132,332    132,575    110,564    110,404
                                             --------   --------   --------   --------
                                             $196,330   $196,406   $193,385   $192,742
                                             ========   ========   ========   ========

             Financial Liabilities
             ---------------------
          Deposits                           $188,005   $189,019   $182,042   $181,979
          Due to former shareholders
            and other liabilities               4,918      4,918      8,433      8,433
                                             --------   --------   --------   --------
                                             $192,923   $193,937   $190,475   $190,412
                                             ========   ========   ========   ========


          The fair value estimates are based on pertinent information available to management as of December 31, 2000 and 1999. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

NOTE U    SUBSEQUENT EVENTS

          In 2000, Paradigm Capital Trust II (Trust II), a statutory business trust was formed under the laws of the State of Delaware. In February 2001, Trust II then sold 600,000 Floating Rate Cumulative Trust Preferred Securities for $6,000,000 cash. These securities are registered with the Securities and Exchange Commission and are traded in the over the counter market. The trust preferred securities of Trust II have a $10 liquidation preference, provide for quarterly interest payments at the three month LIBOR rate plus 4.5%, and must be redeemed no later than February 14, 2031. The trust preferred securities may be redeemed on or after February 14, 2006 if certain conditions (including approval from the Federal Reserve, if then required) are met. Proceeds of this sale were used primarily to pay off the existing outstanding trust preferred securities of Trust I for $5,201,814, which included accrued interest of about $77,000.

                                   SIGNATURES

     Paradigm. Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on April 19, 2001.

                                 PARADIGM BANCORPORATION, INC.
                                      (Registrant)


                                 By: /s/ Peter E. Fisher
                                    -------------------------------------------
                                          Peter E. Fisher
                                          President and Chief Executive Officer

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrants and in the capacities indicated and on the 19th day of April, 2001.

     Signature                                       Title
     ---------                                       -----


/s/ Peter E. Fisher              President, Chief Executive Officer and Director
-----------------------------
Peter E. Fisher                  (principal executive officer)


/s/ Brad Fagan                   Chief Financial Officer and Director
-----------------------------
Brad Fagan                       (principal financial officer/principal
                                 accounting officer)

/s/ Dennis M. Cain                                Director
-----------------------------
Dennis M. Cain


/s/ William H. Fagan, M.D.                        Director
-----------------------------
William H. Fagan, M.D.


/s/ Charles J. Howard, M.D.                       Director
-----------------------------
Charles J. Howard, M.D.


/s/ Leah Boomer Huffmeister                       Director
-----------------------------
Leah Boomer Huffmeister


/s/ Jay W. Porter, Jr.                            Director
-----------------------------
Jay W. Porter, Jr.


/s/ Walter G. Finger                              Director
-----------------------------
Walter G. Finger